Exhibit 99.2

[For immediate release and for information only]

O2Micro International Announces

Proposed Listing on SEHK

First NASDAQ Company to Pursue a

Dual Primary listing on the Main Board in Hong Kong

Analog Semiconductor Design Company Captures Emerging

Opportunities in China

HONG KONG & SANTA CLARA, Calif. & GEORGE TOWN, Grand Cayman - Feb. 27., 2006 - O2Micro International Limited (“O2Micro International” or “the Company”, Hong Kong stock code: 457) (NASDAQ: OIIM), a leading supplier that designs, develops and markets high performance integrated circuits for power management and security applications for the consumer electronics, computer, industrial, and communications markets, announced its proposed listing on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”). It is the first NASDAQ company to pursue a dual primary listing on the Main Board of the SEHK.

The listing is by way of introduction and no new shares are offered as part of the listing.

Dealings in the Shares on SEHK are expected to commence on March 2, 2006. Shares will be traded in board lots of 2,000 each. Morgan Stanley Dean Witter Asia Limited is the Sponsor.

O2Micro International designs integrated circuits for consumer electronics, computer, industrial and communications products, including LCD computer monitors, LCD televisions, notebook computers, Internet security devices, GPS, mobile phones and portable DVD players.

- more -

O2Micro International Announces Proposed Listing on SEHK

One of the Company’s major products are integrated circuits that manage and provide power for lighting of LCDs. The growing LCD market, especially the increasing demand for larger-sized LCD panels, presents an attractive growth opportunity for the Company because larger panels require more lighting devices, or inverters.

“We believe that the listing in Hong Kong, in addition to our existing quotation on the NASDAQ, is a significant step in our long-term strategic development because it reflects the increasing importance of Asia, particularly Greater China, to our business. As the portion of our operations, customer base and supply chain based in Asia continues to grow, we believe that a listing in Hong Kong will benefit us and our shareholders,” said Mr. Sterling Du, CEO of O2Micro International.

Looking ahead, the Company aims to become a leading supplier of power management integrated circuits and penetrate the high growth market for internet security applications by strengthening relationships with market-leading vendors, leveraging technology expertise to anticipate customer demand and develop next-generation products with long life cycles, protecting intellectual property, expanding investment in supply chain and expanding its presence in the PRC.

“We believe that the proposed listing in Hong Kong is complementary to our growth in Asia. It will enhance our profile among Asian investors, broaden our shareholder base geographically and eventually increase liquidity in our shares in the long run,” concluded Mr. Du.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus® and Security products, such as VPN/Firewall system solutions. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro.

Certain statements in this release are forward-looking statements within the

O2Micro International Announces Proposed Listing on SEHK

meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding the growing LCD market, especially the increasing demand for large-sized LCD panels, the attractive growth opportunity for the Company because of the belief that larger panels require more lighting devices, or inverters, the Company’s belief that the listing in Hong Kong is a significant step in long-term strategic development; that the listing will benefit the Company and its shareholders, that the Company aims to become a leading supplier of power management integrated circuits and penetrate the market for security applications by targeting high growth markets, strengthening relationship with market-leading vendors, leveraging technology expertise to anticipate customer demand and develop next-generation products with long life cycles, protecting intellectual property, expanding investment in supply chain and expanding presence in the PRC, that the proposed listing in Hong Kong will enhance the Company’s profile among Asia investors, broaden its shareholder base geographically and eventually increase liquidity in our shares in the long run, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as slower than expected growth in the LCD market, lower demand for large-sized LCD panels, increased litigation regarding the Company’s patent portfolio, unexpected effects of the listing, inability of the Company to execute its business plan, reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, errors in the Company’s products and downturns in the stock market in the United States and Hong Kong. You are also referred to the Form F-1 in connection with the company’s initial public offering in August 2000, Form F-3 in connection with the company’s public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact:

O2Micro

Gil Goodrich, 408-987-5920, ext. 8013

gil.goodrich@o2micro.com

Mitchell Benus, 408-987-5920, ext. 8888

mitchell.benus@o2micro.com